Exhibit 99.1


February 7, 2008

VIA FEDEX, EMAIL AND FAX
------------------------

Scott Peterson, Esq.
General Counsel and Secretary
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, TX  77067

Re:  Foreign Stock Record
     --------------------

Dear Mr. Peterson:

Reference is made to Article VIII of the amended and restated bylaws (the "Bylaws") of ExpressJet Holdings, Inc. (the "Company"), which requires the Company to maintain a separate stock record, designated the "Foreign Stock Record," for the registration of "Voting Stock" "Beneficially Owned" by "Non-U.S. Citizens" (as those terms are defined in Article VIII of the Bylaws).

Hayman Advisors, L.P., a Delaware limited partnership ("Hayman Advisors"), is the investment advisor to Hayman Capital Master Fund, L.P., a Cayman Islands limited partnership (the "Master Fund"), which holds 3,420,206 shares (collectively, the "Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"), through its account with Goldman Sachs & Co. Goldman Sachs & Co., in turn, holds the Shares through Cede & Co., the nominee for The Depository Trust Company and record owner of the Shares. The Master Fund is a "Non-U.S. Citizen."

As investment advisor to the Master Fund, Hayman Advisors is a "Beneficial Owner" of the Shares. As such, Hayman Advisors, together with J. Kyle Bass and Hayman Investments, L.L.C., has filed a Schedule 13D with the Securities and Exchange Commission with respect to its beneficial ownership of the Shares.

In order to ensure that the Shares can be voted at the next annual or special meeting of the stockholders of the Company, Hayman Advisors, as Beneficial Owner of the Shares, hereby requests pursuant to Section 8.3 of the Bylaws that the Company immediately take all actions necessary to register the Shares on the Foreign Stock Record. In furtherance of this request, please advise Michael A. Schwartz, Esq. of Willkie Farr & Gallagher LLP, outside counsel to Hayman Advisors, as to the procedures for registering the Shares on the Foreign Stock Record


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and any steps that must be taken in connection therewith by or on behalf of
Hayman Advisors. In addition, we request that you provide to Mr. Schwartz copies of any regulations, procedures or policies of the Company relating to the Foreign Stock Register, Article VIII of the Charter or Article VIII of the Bylaws. Mr. Schwartz can be reached at (212) 728-8267 or by email at mschwartz@willkie.com.

As the beneficial owner of more than 6% of the outstanding Common Stock, Hayman Advisors has a substantial interest in ensuring that it is not disenfranchised and can vote the Shares at the next annual or special meeting of the Company's stockholders.

We would appreciate your prompt attention and full cooperation with this request.

Very truly yours,

Hayman Advisors, L.P.

     By:  Hayman Investments, L.L.C.,
         a Texas limited liability company,
            its General Partner

     By: /s/ J. Kyle Bass
        ------------------------------------
        J. Kyle Bass
        Managing Member

cc:  Michael A. Schwartz, Esq.
     Willkie Farr & Gallagher LLP

     Chris Kirkpatrick, Esq.
     Hayman Advisors, L.P.